EXHIBIT 99.1

New Found Gold Commences 2025 Work Program

on the Queensway Gold Project

Vancouver, BC, May 7, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the start of the 2025 work program on the Company’s 100%-owned Queensway Gold Project (“Queensway” or the “Project”) in Newfoundland and Labrador, Canada.

Highlights:

•	Infill drilling is underway at the Keats West (“Keats West”) and Lotto (“Lotto”) zones with four diamond drill rigs.
•	Two additional drills will be mobilized in June 2025 to allow for both infill and exploration drilling.
•	Exploration drilling will focus on high-priority exploration targets, including the Dome (“Dome”) and Dropkick (“Dropkick”) zones.
•	Dewatering of the Iceberg zone (“Iceberg”) excavation is underway in advance of channel sampling.

Melissa Render, President of New Found Gold, stated: “We are excited to begin our 2025 work program at Queensway. With an initial mineral resource announced in Q1/25 and a fully-funded PEA scheduled for completion later this quarter, the primary focus at Queensway has shifted to put the Company on a path towards development. Our 2025 drilling will focus first on infill of the mineral resource and then progress to target areas close to the mineral resource with potential for future resource expansion. Concurrent with drilling, we are expanding our excavation program in advance of bulk sampling planned for the first half of 2026.”

Diamond Drilling

Drilling has commenced with four rigs at Keats West and Lotto in the AFZ Core of the Queensway mineral resource (“MRE”; see New Found Gold news release dated March 24, 2025). This infill drilling is being conducted prior to the excavation of the near-surface portions of Keats West and Lotto.

On completion of the Keats West and Lotto infill drilling, the Company will begin infill drilling priority open pits and underground portions of the MRE in parallel with further drilling of the Dome (“Dome”) and Golden Dome (“Golden Dome”) zones. The recently discovered high-grade mineralization at Dome and Golden Dome is located in proximity to the initial MRE and within 250 and 350 metres (“m”), respectively, of surface (see the New Found Gold news releases dated February 24, 2025 and April 29, 2025; Figure 1).

An additional two drill rigs are scheduled to be mobilized to the Project in early June and will focus on exploration targets 10 to 12 kilometres (“km”) north of AFZ Core. This work will follow up drilling on high-priority exploration targets, including Dropkick, located 11 km north of AFZ Core. Drill highlights from Dropkick in 2024 include 89.5 g/t Au[1] over 5.85 m and 26.2 g/t Au over 16.2 m (see the New Found Gold news release dated February 11, 2025).

AFZ Core Excavation Program

Excavation of the shallow overburden covering the near-surface portion of key zones in AFZ Core began with Keats, which was excavated in 2023 and mapped and sampled in 2024 (see the New Found Gold news release dated December 2, 2024). This work was successful in providing greater confidence in the geologic model, the grade distribution of very high-grade veins, and the structural controls on mineralization in this zone.

Iceberg was excavated over a 220 m by 105 m area in late 2024 and is currently being dewatered. The Iceberg excavation has exposed broad zones of gold-bearing quartz veins directly below 2.5 to 9 m of overburden (Figure 2). Once dewatering of this excavation has been completed the Company will conduct channel sampling, which is expected to commence in late May and take approximately three weeks to complete. Channel lines will be spaced 7.5 m apart and will focus on the key mineralized domains within the excavated area.

Following the completion of the infill drilling at Keats West and Lotto, the 7 to 14 m of overburden at Keats West and 3 to 5 m of overburden at Lotto will be excavated to expose the gold-bearing quartz veins. Excavation of Keats West and Lotto is expected to be completed in Q4/25 and channel sampling is planned for Q2/26.

Looking Ahead:

The Company continues to evaluate the potential to add additional drills to expand the 2025 work program and will provide an update when the full 2025 program has been finalized

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1 g/t Au = grams of gold per tonne

Figure 1. AFZ Core map showing the location of Dome and Golden Dome.

Figure 2. Iceberg excavation showing high-grade quartz vein exposures.

Appointment of Target IR

New Found Gold announces that it has entered into an investor relations agreement (the “IR Agreement”) with Target IR & Communications (“Target IR”), to provide investor relations services, including digital marking support, to the Company. Target IR will receive consideration from the Company of $8,500/month, payable monthly in arrears, for an initial term of six months commencing May 15, 2025, with the option for the Company to renew on a quarterly basis thereafter.

Target IR, a company based in Toronto, Ontario, provides investor communications and marketing strategies for growing and emerging public companies. Salisha Ilyas, the principal of Target IR, is a senior investor relations professional with more than 20 years of experience across a range of industries, such as mining, healthcare, and renewable/green energy. She has held senior investor relations and communication roles at Canadian and UK publicly listed companies and has also served as the head of professional development at the Canadian Investor Relations Institute in Toronto. Salisha holds a Bachelor of Commerce from the University of Toronto, a Master in Business Administration from the Schulich School of Business (York University), and has completed the Canadian Securities Course. Neither Target IR, nor any of its principals has any interest in New Found Gold or its securities, or any right or intent to acquire such an interest.

The IR Agreement is subject to the approval of the TSX Venture Exchange.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate at Queensway see New Found Gold news release dated March 24, 2025). A fully funded preliminary economic assessment is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes an 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Acknowledgements

New Found Gold acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the 2025 work program for the Project, including excavation programs, channel sampling, drilling, the possibility of additional drills, and the timing thereof; exploration, drilling and mineralization on the Project; the interpretation of the results and benefits of exploration and drilling; the initial resource estimate; the preliminary economic assessment and the expected funding, timing and benefits thereof; the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of the Queensway Project and its jurisdiction; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the 2025 work program and preliminary economic assessment, the results and timing of the 2025 work program and preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.